LPL Financial LLC

(SEC I.D. No. 8-17668)

(NFA I.D. No. 0000684)

Statement of Financial Condition as of December 31, 2023, and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934, as amended, and Regulation 1.10(g) under the Commodity Exchange Act, as amended as a **Public Document.**

OATH OR AFFIRMATION

I, Matthew J. Audette, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of LPL Financial LLC (the "Company") as of December 31, 2023, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____Chief Financial Officer_____
Title

See attached
Notary Public

This filing** contains (check all applicable boxes):

(x)	(a)	Statement of financial condition.
(x)	(b)	Notes to consolidated statement of financial condition.
( )	(c)	Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( )	(d)	Statement of cash flows.
( )	(e)	Statement of changes in stockholders' or partners' or sole proprietor's equity.
( )	(f)	Statement of changes in liabilities subordinated to claims of creditors.
( )	(g)	Notes to consolidated financial statements.
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( )	(j)	Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( )	(k)	Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
( )	(l)	Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( )	(m)	Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
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( )	(p)	Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
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**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of __San Diego__)

On __Feb. 13, 2024__ before me, __Mary Beth Polk, Notary Public__,
 Date *Here Insert Name and Title of the Officer*
personally appeared __Matthew J. Audette__
 Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



MARY BETH POLK
Notary Public - California
San Diego County
Commission # 2465649
My Comm. Expires Oct 25, 2027

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 Signature of Notary Public

Place Notary Seal Above

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Deloitte & Touche LLP
12830 El Camino Real
Suite 600
San Diego, CA 92130
USA

Tel:+1 619 232 6500
Fax:+1 619 237 6802
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of LPL Financial Holdings Inc.
and Member of LPL Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LPL Financial LLC (the "Company") (an indirect wholly owned subsidiary of LPL Financial Holdings Inc.) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 21, 2024

We have served as the Company's auditor since 2001.

LPL FINANCIAL LLC

Statement of Financial Condition

December 31, 2023

(in thousands)

ASSETS

Cash and equivalents	$	403,889
Cash and equivalents segregated under federal or other regulations		2,007,312
Restricted cash		4,152
Receivables from clients, net		588,585
Receivables from brokers, dealers and clearing organizations		51,434
Advisor loans, net		1,359,077
Other receivables, net		738,140
Trading securities — at fair value		76,088
Property and equipment, net		776,087
Goodwill		408,223
Other intangibles, net		501,085
Due from affiliates		33,833
Other assets		412,321
Total assets	$	7,360,226

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Client payables	$	2,266,176
Payables to brokers, dealers and clearing organizations		163,337
Accrued advisory and commission expenses payable		209,171
Accounts payable and accrued liabilities		364,235
Due to affiliates		25,464
Other liabilities		426,616
Total liabilities		3,454,999
Commitments and contingencies (Note 11)		
MEMBER'S EQUITY		3,905,227
Total liabilities and member's equity	$	7,360,226

See notes to the financial statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial LLC ("LPL Financial" or the "Company") provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at enterprises (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer personalized financial advice and brokerage services to retail investors (their "clients"). LPL Financial is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Financial Holdings Inc. ("LPLFH" or the "Parent"), a Delaware holding corporation.

LPL Financial is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has primary offices in Fort Mill, South Carolina; San Diego, California; Boston, Massachusetts; and Austin, Texas. The Company is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, acquisitions, goodwill and other intangibles, allowance for credit losses on receivables, accruals for liabilities and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process and regulatory environment.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash is composed of interest and non-interest-bearing deposits. The Company had no cash equivalents at December 31, 2023.

Cash and Equivalents Segregated Under Federal or Other Regulations

As a broker-dealer carrying client accounts, the Company is required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Exchange Act and other regulations. At December 31, 2023, this line item included interest-bearing deposits, U.S. treasury bills with original maturities of 90 days or less and approximately $0.3 million of cash for the proprietary accounts of introducing broker-dealers.

Receivables from Clients, Net and Client Payables

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Client payables represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities, and dividend and interest payments received on securities held in client accounts. The Company pays interest on certain client payable balances.

Receivables from clients are generally fully secured by securities held in the clients' accounts. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, the Company establishes an allowance for credit losses that it believes is sufficient to cover expected credit losses. When establishing this allowance for credit losses, the Company considers a number of factors, including its ability to collect from the client or the client's advisor and its historical experience in collecting on such transactions. The allowance for credit losses on receivables from clients was $1.59 million at December 31, 2023.

Advisor Loans, Net

Advisor loans, net include loans made to new and existing advisors and enterprises to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The decision to extend credit to an advisor or enterprise is generally based on their credit history and ability to generate future revenue. Loans made can be either repayable or forgivable over terms generally up to ten years provided that the advisor or enterprise remains licensed through LPL Financial. Forgivable loans are not repaid in cash and are amortized over the term of the loan. If an advisor or enterprise terminates their arrangement with the Company prior to the loan maturity date, the remaining balance becomes repayable immediately. An allowance for credit losses is recorded at the inception of a repayable loan or upon conversion to a repayable loan upon termination or change in agreed upon terms using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. Advisor repayable loans, net totaled $220.4 million as of December 31, 2023. The allowance for credit losses on advisor loans was $9.46 million at December 31, 2023.

Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others and miscellaneous receivables. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced. The allowance for credit losses on other receivables was $1.39 million at December 31, 2023.

Trading Securities

The Company generally classifies its investments in debt and equity instruments (including mutual funds, U.S. treasury obligations, money market funds, and debt and equity securities) as trading securities, which are carried at fair value. The Company has not classified any investments as available-for-sale or held-to-maturity.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized borrowings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity. Securities borrowed are included in other assets on the statement of financial condition.

As of December 31, 2023, the contract and collateral market values of borrowed securities were $4.3 million and $4.1 million, respectively.

Fractional Shares

The Company acts in a principal capacity in respect of fractional shares resulting from the dividend reinvestment program that is offered to clients by aggregating dividends received by clients, executing purchases of whole shares and allocating the whole shares to clients on a fractional basis based on the dividend amounts that are reinvested. Shares remaining after this process and fractional shares purchased by the Company in client liquidations are included in the Company's inventory and reflected as trading securities on the Company's statement of financial condition. Fractional shares that have been allocated to clients do not meet the criteria for sale accounting in Accounting Standards Codification 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation related to shares held by clients) with a corresponding investment in fractional shares. These are reflected in other assets and other liabilities, respectively, on the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation and determines fair value based on quoted prices in active markets.

Property and Equipment, Net

Internally developed software, leasehold improvements, computers, software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company expenses software development costs as incurred during the preliminary project and post-implementation stages. The Company capitalizes software development costs for projects during the application development phase, in which management has authorized and committed to funding the project and it is probable that the project will be completed and utilized as intended. The costs of internally developed software that qualify for capitalization are included in property and equipment, net and subsequently amortized over the estimated useful life of the software, which is generally 3 to 5 years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software are depreciated over a period of 3 to 5 years. Furniture and equipment are depreciated over a period of 3 to 7 years.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of property and equipment occurred as of December 31, 2023.

Acquisitions

Accounting for business combinations requires the Company to make significant estimates and assumptions with respect to intangible assets, liabilities assumed, pre-acquisition contingencies, useful lives and liabilities for contingent consideration, as applicable. These assumptions include, but are not limited to, future expected cash flows, asset or revenue growth, discount rates, and market conditions and are based in part on historical experience, market data and information obtained from the management of the acquired companies.

When acquiring companies in business combinations, the Company recognizes separately from goodwill the assets acquired, liabilities assumed and any liabilities for contingent consideration, as applicable, at their acquisition date fair values. Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed or recorded. Certain of the Company's acquisitions include contingent consideration, which may result in the transfer of additional cash consideration to the sellers if certain asset or revenue growth is achieved in the years following an acquisition. For acquisitions accounted for under the acquisition method of accounting for

business combinations, any such contingent consideration is recognized at its estimated fair value on the date of acquisition. This contingent consideration is remeasured at its fair value at each subsequent reporting date until the contingency is resolved.

While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired, liabilities assumed or liabilities for contingent consideration with the corresponding offset to goodwill.

The Company also enters into asset acquisitions for single identifiable intangible assets which are accounted for under a cost accumulated model in which cash consideration and transaction costs are allocated to the intangible assets acquired. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life of the asset purchased. These assumptions are based in part on historical experience and market data. The Company does not recognize a liability for contingent payments in acquisitions that are accounted for as asset acquisitions as the amounts to be paid will be uncertain until a future measurement date.

Goodwill and Other Intangibles, Net

Goodwill and other indefinite-lived intangibles are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment analysis will be performed. An impairment loss will be recognized if a reporting unit's carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill or other indefinite-lived intangibles was recognized as of December 31, 2023.

Intangibles that are deemed to have definite lives are amortized over their useful lives, generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangibles recognized as of December 31, 2023.

Debt Issuance Costs

Debt issuance costs for the Company's revolving credit facility have been capitalized and are being amortized as additional interest expense over the expected term of the agreement. These costs are included in other assets on the statement of financial condition and are subsequently amortized ratably over the term of the revolving credit facility regardless of whether there are any outstanding borrowings.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.

The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated. The Company maintains insurance coverage for certain of these matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 11 - *Commitments and Contingencies*.

Recently Issued or Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statement and is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact on the related disclosures; however, does not expect this update to have an impact on its financial condition.

There were no new accounting pronouncements adopted during the year ended December 31, 2023 that materially impacted the Company's financial statement and related disclosures.

NOTE 3 - ACQUISITIONS

During the year ended December 31, 2023, the Company completed a total of 19 acquisitions under the Liquidity & Succession solution, in which we buy advisor practices. The Company also completed the acquisition of Boenning & Scattergood's Private Client Group on January 31, 2023. Certain of these acquisitions have been accounted for as business combinations and certain have been accounted for as asset acquisitions.

Business Combinations

The assets and liabilities acquired as part of acquisitions that qualify as business combinations are recognized at fair value as of the acquisition date. This fair value determination requires the Company to make significant estimates and assumptions about market conditions, future expected cash flows, asset or revenue growth, discount rates, and market conditions which are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to assets acquired, liabilities assumed, liabilities for contingent consideration, or goodwill as additional information becomes available.

The Company accounted for five Liquidity & Succession transactions under the acquisition method of accounting for business combinations. Total consideration for these transactions was $190.2 million, which included initial consideration of $147.4 million, including $140.3 million of cash, and a liability of $42.7 million for contingent consideration, which represents the acquisition date fair value of the additional cash consideration that may be transferred to the sellers if certain asset growth is achieved in the three to five years following the closing. The Company estimates that this contingent consideration may be settled for amounts up to $107.2 million in the years following the closing.

At December 31, 2023, the Company allocated $84.5 million of the purchase price to goodwill and $105.7 million to the definite-lived intangible assets acquired as part of these acquisitions. The goodwill primarily includes synergies expected to result from combining operations and is deductible for tax purposes. The intangible assets are comprised of $59.5 million of client relationships, $31.8 million of advisor relationships, and $14.4 million of technology which were valued using the income approach and assigned useful lives ranging from seven to 15 years. See Note 7 – *Goodwill and Other Intangibles, Net*, for additional information.

The fair value determination of client relationships, advisor relationships and technology required the Company to make significant estimates and assumptions related to future net cash flows and discount rates. Additionally, certain fair value determinations relate to acquisitions that were completed during the fourth quarter of 2023. The Company has provisionally allocated $37.5 million to definite-lived intangible assets, $62.3 million to goodwill, and $22.7 million to liabilities for contingent consideration related to these acquisitions; however, these allocations may change as the Company completes its purchase accounting analysis.

Asset Acquisitions

The Company accounted for fifteen other acquisitions as asset acquisitions. These transactions included initial consideration of $180.4 million, including $142.3 million which was allocated to client relationships and $38.1 million which was allocated to advisor relationships. The client and advisor relationship intangible assets were assigned useful lives of 14 years and 15 years, respectively. These transactions include potential contingent payments of up

to $73.1 million in the three years following the closing if certain asset growth is achieved. The Company has not recognized a liability for these contingent payments as the amounts to be paid will be uncertain until a future measurement date. See Note 7 - *Goodwill and Other Intangibles, Net*, for additional information.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the year ended December 31, 2023.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2023, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents Segregated Under Federal or Other Regulations — The Company's cash equivalents segregated under federal or other regulations include U.S. treasury bills, which are short term in nature with readily determinable values derived from active markets.

Trading Securities and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For negotiable certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2023, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets include investments in mutual funds, annuities and non-traded real estate investment trusts, which are valued using quoted prices for identical or similar securities and other inputs that are observable or can be corroborated by observable market data.

Fractional Shares — The Company's investment in fractional shares held by customers is reflected in other assets while the related purchase obligation for such shares is reflected in other liabilities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its investment in fractional shares held by customers and the related repurchase obligations. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including

implied yields of major categories of securities. At December 31, 2023, the Company did not adjust prices received from the independent third-party pricing services.

Contingent Consideration — The Company measures contingent consideration liabilities at fair value at the acquisition date, as applicable, and thereafter on a recurring basis using unobservable (Level 3) inputs. These contingent consideration liabilities are reflected in other liabilities. See Note 2 - *Summary of Significant Accounting Policies* and Note 3 - *Acquisitions* for additional information.

Level 3 Recurring Fair Value Measurements

The Company determines the fair value for its contingent consideration obligations using Monte-Carlo simulation models. Contingent payments are estimated by applying significant unobservable inputs, including forecasted growth rates applied to project future revenue or asset growth and discount rates which are based on the cost of debt and equity. These projections are measured against the performance targets specified in each respective acquisition agreement, which may include growth in assets under management, net new assets, asset conversion or retention, or revenue growth. Significant increases or decreases in the Company's forecasted growth rates over the measurement period or discount rates would result in a higher or lower fair value measurement.

The following table summarizes inputs used in the measurement of contingent consideration using Monte-Carlo techniques (dollars in thousands):

December 31,			Quantitative Information About Level 3 Fair Value Measurements		
2023		**Type**	**Valuation Techniques**	**Unobservable Inputs**	**Range(s)**
$	42,745	Contingent Consideration	Monte-Carlo Simulation Model	Forecasted Growth Rates	12.0% - 29.5%
				Discount Rate	13.6% - 15.7%

LPL FINANCIAL LLC
NOTES TO THE FINANCIAL STATEMENT

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis at December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents segregated under federal or other regulations	$ 720,077	$ —	$ —	$ 720,077
Investment securities - trading:				
Mutual funds	50,518	—	—	50,518
U.S. treasury obligations	25,388	—	—	25,388
Money market funds	107	—	—	107
Equity securities	43	—	—	43
Debt securities	—	32	—	32
Total investment securities - trading	76,056	32	—	76,088
Other assets:				
Fractional shares - investment[1]	177,131	—	—	177,131
Other investments	—	775	—	775
Total other assets	177,131	775	—	177,906
Total assets at fair value	$ 973,264	$ 807	$ —	$ 974,071
Liabilities				
Other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	$ 487	$ —	$ —	487
Mutual funds	55	—	—	55
Total securities sold, but not yet purchased	542	—	—	542
Fractional shares - repurchase obligation[1]	177,131	—	—	177,131
Contingent consideration	—	—	42,745	42,745
Total other liabilities	177,673	—	42,745	220,418
Total liabilities at fair value	$ 177,673	$ —	$ 42,745	$ 220,418

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(1)   Investment in and related repurchase obligation for fractional shares resulting from the Company's dividend reinvestment program.

Fair Value of Financial Instruments Not Measured at Fair Value

The following table summarizes the carrying values, fair values and fair value hierarchy level classification of financial instruments that are not measured at fair value at December 31, 2023 (in thousands):

	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 403,889	$ 403,889	$ —	$ —	$ 403,889
Cash segregated under federal or other regulations	1,287,235	1,287,235	—	—	1,287,235
Restricted cash	4,152	4,152	—	—	4,152
Receivables from clients, net	588,585	—	588,585	—	588,585
Receivables from brokers, dealers and clearing organizations	51,434	—	51,434	—	51,434
Advisor repayable loans, net[1]	220,371	—	—	170,533	170,533
Other receivables, net	738,140	—	738,140	—	738,140
Other assets:					
Securities borrowed	4,334	—	4,334	—	4,334
Other investments[2]	4,241	—	4,241	—	4,241
Total other assets	8,575	—	8,575	—	8,575
Liabilities					
Client payables	$ 2,266,176	$ —	$ 2,266,176	$ —	$ 2,266,176
Payables to brokers, dealers and clearing organizations	163,337	—	163,337	—	163,337

(1) Includes repayable loans and forgivable loans which have converted to repayable upon advisor termination or change in agreed upon terms.

(2) Other investments consist of Depository Trust Company common shares.

NOTE 5 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2023, receivables from and payables to brokers, dealers and clearing organizations were as follows (in thousands):

Receivables:	
Receivables from clearing organizations	$ 41,357
Securities failed-to-deliver	8,425
Receivables from brokers and dealers	1,652
Total receivables	$ 51,434
Payables:	
Payables to brokers and dealers	$ 101,052
Payables to clearing organizations	34,879
Securities failed-to-receive	27,406
Total payables	$ 163,337

NOTE 6 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net were as follows at December 31, 2023 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 1,177,332	$ (600,358)	$ 576,974
Computers and software	341,510	(248,691)	92,819
Leasehold improvements	1,560	(1,536)	24
Work in progress(1)	106,270	—	106,270
Total property and equipment, net	$ 1,626,672	$ (850,585)	$ 776,087

(1)   Work in progress includes $34.6 million of internal software in development and related hardware and software at December 31, 2023.

NOTE 7 - GOODWILL AND OTHER INTANGIBLES, NET

During the year ended December 31, 2023, the Company completed various acquisitions, which were accounted for under the acquisition method of accounting for business combinations and as asset acquisitions. See Note 3 - *Acquisitions,* for additional information.

A summary of the activity impacting goodwill is presented below (in thousands):

Balance at December 31, 2022	$ 323,755
Goodwill acquired	84,468
Balance at December 31, 2023	$ 408,223

The components of other intangibles, net were as follows at December 31, 2023 (dollars in thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value(1)	Accumulated Amortization	Net Carrying Value
Advisor and enterprise relationships	7.3	$ 497,558	$ (263,846)	$ 233,712
Client relationships	13.0	282,908	(34,605)	248,303
Product sponsor relationships	3.1	31,088	(26,266)	4,822
Technology	6.9	14,420	(172)	14,248
Total other intangibles, net		$ 825,974	$ (324,889)	$ 501,085

(1)   During the year ended December 31, 2023, the Company completed various acquisitions which were accounted for under the acquisition method of accounting for business combinations and as asset acquisitions. See Note 3 - *Acquisitions*, for additional information.

NOTE 8 - OTHER ASSETS AND OTHER LIABILITIES

The components of other assets and other liabilities were as follows at December 31, 2023 (in thousands):

Other assets:

Prepaid assets	$	164,143
Fractional shares - investment[1]		177,131
Referral bonuses		57,027
Securities borrowed		4,334
Other investments		5,016
Debt issuance costs, net		977
Other		3,693
Total other assets	$	412,321

Other liabilities:

Unearned revenue	$	156,198
Fractional shares - repurchase obligation[1]		177,131
Other		93,287
Total other liabilities	$	426,616

_____

(1)   See Note 2 - *Summary of Significant Accounting Policies* for further information.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows at December 31, 2023 (in thousands):

Accrued compensation	$	160,063
Accounts payable		94,371
Other accrued liabilities		109,801
Total accounts payable and accrued liabilities	$	364,235

NOTE 10 - OTHER BORROWINGS

Revolving Credit Facility

On July 18, 2023, the Company renewed its committed senior unsecured revolving credit facility that matures on July 16, 2024 and allows for a maximum borrowing of up to $1.0 billion. Borrowings under the credit facility bear interest at a rate per annum equal to 1.25% per annum plus the greatest of (i) the secured overnight financing rate plus 0.10%, (ii) the effective federal funds rate and (iii) the overnight bank funding rate, in each case, as such rate is administered or determined by the Federal Reserve Bank of New York from time to time. In connection with the renewal of the credit facility, the Company incurred $1.7 million in costs, which were capitalized as debt issuance costs in the statement of financial condition. The credit agreement subjects the Company to certain financial and non-financial covenants. The Company was in compliance with such covenants as of December 31, 2023. There were no borrowings outstanding under the revolving credit facility as of December 31, 2023.

Other External Lines of Credit

The Company maintained five uncommitted lines of credit as of December 31, 2023. Two of the lines have unspecified limits, which are primarily dependent on the Company's ability to provide sufficient collateral. The other three lines have a total limit of $200.0 million, which allow for uncollateralized borrowings. There were no balances outstanding under these lines of credit as of December 31, 2023.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under service contracts and other contractual obligations with initial terms greater than one year as of December 31, 2023 were as follows (in thousands):

2024	$	135,217
2025		78,430
2026		36,215
2027		24,161
2028		—
Thereafter		—
Total	$	274,023

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, the Company makes loans to advisors and enterprises, primarily to newly recruited advisors and enterprises to assist in the transition process, which may be forgivable. Due to timing differences, the Company may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including but not limited to the advisor or enterprise joining the Company. The Company had no significant unfunded loan commitments at December 31, 2023.

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statement, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the

estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

In October 2022, the Company received a request for information from the SEC in connection with an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that have not been approved by the Company.

The staff of the SEC proposed a potential settlement with the Company to resolve its civil investigation. Under the SEC's proposed resolution, the Company would pay a $50.0 million civil monetary penalty. As a result of the foregoing, the Company has recorded a $50.0 million liability in other liabilities at December 31, 2023. The Company has not yet reached a settlement in principle with the SEC, and any settlement agreement remains subject to the negotiation of the civil monetary penalty and definitive documentation.

Insurance

The Company maintains insurance coverage for certain potential legal proceedings and regulatory matters through third-party insurance companies and a related party captive insurance subsidiary of the Parent. The estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Other Commitments

As of December 31, 2023, the Company had approximately $474.7 million of client margin loans that were collateralized with securities having a fair value of approximately $664.6 million that it can repledge, loan or sell. Of these securities, approximately $277.1 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2023, there were no restrictions that materially limited the Company's ability to repledge, loan or sell the remaining $387.5 million of client collateral.

Trading securities on the statement of financial condition at December 31, 2023 include $25.4 million pledged to clearing organizations.

NOTE 12 - EMPLOYEE INCENTIVES AND BENEFIT PLANS

The Company sponsors a 401(k) defined contribution plan sponsored for all employees meeting eligibility requirements. The Company matches eligible employee contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation.

The Company participates in an Employee Stock Purchase Plan (the "ESPP"), sponsored by LPLFH, as a benefit to enable eligible employees to purchase common stock of LPLFH at a discount from the market price through payroll deductions, subject to limitations. The ESPP provides for a 15% discount on the market value of LPLFH's stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period).

NOTE 13 - RELATED PARTY TRANSACTIONS

In addition to transactions discussed elsewhere in the notes to this financial statement, the Company has a variety of relationships with LPLFH and its subsidiaries under which it earns revenue for services provided and incurs expense for services received. Unless a right of offset exists, the Company records intercompany transactions on a gross basis and amounts are classified on the statement of financial condition as due from or due to affiliates.

The Company has intercompany service agreements to provide various infrastructure and broker-dealer support services to affiliates that are subsidiaries of LPLFH. As part of the agreements, the Company also receives client support services.

Included in the intercompany service agreements are other transactions that create additional intercompany balances.

The Company has related party transactions with certain significant stockholders of the Parent's common stock. Additionally, the Company provides services and charitable contributions to the LPL Financial Charitable Foundation Inc., a charitable organization that provides volunteer and financial support within the Company's local communities. As of December 31, 2023, receivables from and payables to related parties were $5.0 million and $0.4 million, respectively. As of December 31, 2023 the Company had a $32.6 million insurance receivable from the Parent's captive insurance subsidiary.

NOTE 14 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related regulations. The consequences of non-compliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. The net capital rules also provide that the Company's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

Net capital and the related net capital requirement may fluctuate on a daily basis. The Company computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from client transactions. The Company is a clearing broker-dealer and, as of December 31, 2023, has met all capital adequacy requirements to which it is subject.

	December 31, 2023
Net capital	$ 205,314
Less: required net capital	16,678
Excess net capital	$ 188,636

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK
AND CONCENTRATIONS OF CREDIT RISK

The Company may offer loans to new and existing advisors and enterprises to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The Company may incur losses if advisors or enterprises do not fulfill their obligations with respect to these loans. To mitigate this risk, the Company evaluates the performance and creditworthiness of the advisor or enterprise prior to offering repayable loans.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the advisor's client, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to the Company. Clients are required to complete their transactions on the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations,

the Company may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when, as and if issued securities. When, as and if issued securities have been authorized but are contingent upon the actual issuance of the security. The Company has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

The Company may at times hold equity securities on both a long and short basis that are recorded on the statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

NOTE 16 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through the date the financial statement was issued and has determined there were no subsequent events required to be recognized or disclosed.

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